

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 11, 2008

Zou Dejun, CEO
RINO International Corporation.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor
New York, NY 10022

Re: RINO International Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed July 29, 2008
File No. 333-147513

Dear Mr. Zou:

We have reviewed your filing and have the following comments.

General

1.   In the event you seek effectiveness prior to being required to update your financial statements, please provide a recent developments section that discloses and discusses summarized financial information for the recently completed quarter.

2.   Given the restatement of your financial statements, please file Form 8-K to comply with Item 4.02.

3.   We note your added disclosure regarding the redeemable nature of your common stock and the related financial restatements. Please revise your disclosure throughout the filing, including on the prospectus cover page, to indicate that the shares of common stock are redeemable. Briefly disclose the redemption terms on the prospectus cover page and the Offering section. Also describe in greater detail in the Summary section the specific terms of the Securities Purchase Agreement relating to the redemption provisions and the circumstances under which such redemption could occur. Describe in the Summary and MD&A sections the company's ability and the funds available to finance any such redemption.

4.   We note that you restated your financial statements in your Form 10-K/A filed on June 11, 2008 and that the restatement was due to "material errors in the presentation of current assets, concentration of risks related to the registrant's largest customers and cash

flows related to the payment of deposits for the acquisition of property and equipment in the registrant's financial statements." Please describe in the Risk Factors and MD&A sections this restatement in greater detail, including the ability of investors to rely on your financial statements.

Risk Factors

5.   Please disclose in a separate risk factor the potential actions that the PRC could take to adversely affect the Restructuring or Share Exchange Agreements and what affect that may have on the company and the value of your common stock.

6.   Please include a risk factor regarding your financial restatements and quantify the effect of the restatements on stockholders' equity and other material line items in your financial reports.

MD&A

7.   We note your response and revisions related to prior comment 6. Please explain to us all the contract remedies available to your customers if they don't accept the equipment you install. Also, please correct the disclosures related to accounts receivable days outstanding and retainages for the fiscal years ended December 31, 2007 and 2006.

Selected Financial Data, page 96

8.   Please revise your consolidated balance sheet data to separately state your redeemable common stock. See Item 301 of Regulation S-K for guidance.

As appropriate, please amend your registration statement in response to these comments. You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                        Sincerely,

                                        Jennifer Hardy
                                        Branch Chief